Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115696

Pricing Supplement No. 8
Dated September 1, 2005
(To Prospectus dated June 9, 2004 and Prospectus Supplement
dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

Fixed Rate Notes

The Notes are not Discount Notes.

Principal Amount: $100,000,000	Specified Currency: U.S. dollars
Settlement Date (Original Issue Date): September 7, 2005	Stated Maturity Date: January 15, 2016
Interest Payment Dates: January 15 and July 15,	Authorized Denomination: A/S
commencing January 15, 2006	Initial Redemption Percentage: See Below
Initial Redemption Date: See Below	Optional Repayment Date(s): See Below
Annual Redemption Percentage Reduction: See Below	Interest Rate: 5.25%
Exchange Rate Agent: N/A	Regular Record Date(s): A/S
Default Rate: N/A	Additional/Other Terms: See Below
Day Count: 30/360	Net Proceeds to the Company: 99.612%
Agent: Wachovia Capital Markets, LLC
Agent’s Commission: Wachovia Capital Markets, LLC proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

     “N/A” as used herein means “Not Applicable.” “A/S” as used herein means “As stated in the Prospectus Supplement dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004.”

     United Dominion Realty Trust, Inc., sometimes referred to herein as the “Company,” may redeem all or part of the notes at any time at its option at a redemption price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date or (2) the Make-Whole Amount for the notes being redeemed.

     “Make-Whole Amount” means, as determined by the Quotation Agent, the sum of the present values of the principal amount of the notes to be redeemed, together with the scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

     “Adjusted Treasury Rate” means, with respect to any redemption date, the sum of (x) either (1) the yield for the maturity corresponding to the Comparable Treasury Issue, under the heading that represents the average for the immediately preceding week, appearing in the most recent published statistical release designated “H.15 (519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” (provided, if no maturity is within three months before or after the remaining term of the notes being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, and (y) .20%.

     “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes being redeemed.

     “Comparable Treasury Price” means, with respect to any redemption date, (x) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations so obtained or (y) if fewer than five Reference Treasury Dealer Quotations are so obtained, the average of all such Reference Treasury Dealer Quotations so obtained.

     “Quotation Agent” means the Reference Treasury Dealer selected by the indenture trustee after consultation with United Dominion Realty Trust, Inc.

     “Reference Treasury Dealer” means any of J.P. Morgan Securities Inc., Goldman, Sachs & Co., their respective successors and assigns and three other nationally recognized investment banking firms selected by United Dominion Realty Trust, Inc. that are primary U.S. Government securities dealers.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the indenture trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the indenture trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

WACHOVIA SECURITIES

U.S. FEDERAL INCOME TAX CONSIDERATIONS

                        This section supplements the discussion under the caption “U.S. Federal Income Tax Considerations” in the prospectus and prospectus supplement to which this pricing supplement relates.

                        The American Jobs Creation Act of 2004, which was enacted on October 22, 2004, amended certain of the tax rules applicable to our qualification and taxation as a REIT. Among other changes, the new legislation:

•	effective retroactively for taxable years after December 31, 2000, expanded the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value asset test discussed in the prospectus, so that the safe harbor would apply to, among other things, any loan to an individual or estate, certain rental agreements, any obligation to pay rents from real property, and any security issued by a REIT;

•	created a new rule pursuant to which, solely for purposes of the 10% value asset test, a REIT’s interest in the assets of any partnership will be based upon the REIT’s proportionate interest in any securities issued by the partnership (including, for this purpose, the REIT’s interest as a partner in the partnership and any debt securities issued by the partnership, but excluding any securities qualifying for the “straight debt” or other exceptions described in the preceding bullet), valuing any debt instrument at its adjusted issue price;

•	effective retroactively for taxable years after December 31, 2000, provided specific safe-harbor rules, applicable solely for purposes of the special rules concerning rents received from a taxable REIT subsidiary, regarding the dates for testing whether 90% of a property owned by a REIT is rented to unrelated persons and whether the rents paid by related persons are substantially comparable to unrelated party rents;

•	eliminated the exclusion from potential “redetermined rent” treatment of amounts received by a REIT for services customarily furnished or rendered by a taxable REIT subsidiary in connection with the rental of real property;

•	excluded, for purposes of the 95% income test, income or gain from identified hedging transactions entered into to reduce risk on indebtedness incurred to acquire or carry real estate assets;

•	amended the computation of the tax imposed on a REIT that fails to satisfy the 95% income test, by applying a taxable fraction based on 95% (rather than the current 90%) of the REIT’s gross income;

•	in lieu of REIT disqualification in the case of a de minimis violation of the 5% or 10% asset tests, created a rule permitting the REIT to dispose of the excess assets or otherwise come into compliance within six months of the end of the quarter in which the failure is identified without penalty;

•	provided a similar exception in the case of other asset test failures, if the IRS is notified, the REIT disposes of the excess assets or otherwise comes into compliance within six months of the end of the quarter in which the failure is identified, the failure was due to reasonable cause and a penalty tax is paid;

•	created a rule imposing monetary penalties, in lieu of REIT disqualification, for the failure to meet REIT qualification requirements other than the asset and income tests, provided that the failure was due to reasonable cause and the REIT pays a per-failure penalty.

The foregoing is a non-exhaustive list of changes made by the 2004 legislation (which changes may be subject to additional change by technical corrections). Except as indicated above, the changes apply to taxable years beginning after October 22, 2004. Please refer to the prospectus and prospectus supplement for a discussion of other aspects of our qualification and taxation as a REIT and the tax consequences to you of an investment in the notes.